Exhibit 99.1

Vitru announces the beginning of the transition period of the co-CEO structure

Florianópolis, Brazil, May 11, 2023 – Vitru Limited (Nasdaq: VTRU) (“Vitru”) announced today the beginning of the transition away from its co-CEO structure involving William Matos and Pedro Graça.

In August 2021, Vitru announced the business combination with Cesumar – Centro de Ensino Superior de Maringá Ltda, or “UniCesumar”, and the beginning of an integration period in which William Matos would hold the position of co-CEO of Vitru, alongside Pedro Graça, upon completion of the business combination, which took place in May 2022.

The integration period brought together two executives with significant track-records in the Brazilian education sector and was key to benefit from the potential and best practices of both brands. Pedro Graça, with years of experience in the technology and distance learning sectors, joined Vitru in 2016 when Uniasselvi had approximately 80,000 students enrolled in the distance learning segment. William Matos is the mastermind behind UniCesumar’s approach to distance learning, which at the time of the business combination with Vitru, had over 300,000 students and had achieved high indicators of academic quality.

The integration process turned Vitru – the parent company of Uniasselvi and UniCesumar – into a leading company in the distance learning higher education sector in Brazil, with 2,248 hubs across the country that serve around 800,000 digital education students (as of  March 31, 2023), a consolidated Net Revenue of approximately R$1.6 billion and adjusted EBITDA of approximately R$570 million in the 12 months ended March 31, 2023, and an Adjusted EBITDA margin of 36% for the same period.

The planned co-CEO structure accelerated the integration of the brands and now allows us to move into a new phase: Pedro Graça will leave his executive role in the Vitru group within the next six months and will have a seat on the Board of Directors. William Matos will take over as the sole CEO of the Company.

According to Carlos Eduardo Martins, Chairman of the Company's Board of Directors: “Vitru's mission is to democratize access to education in Brazil through a digital ecosystem and enable each student to create their own success story. We would like to thank Pedro Graça for his resolute dedication to fulfilling this mission and successful trajectory over the years. His future presence on the Board of Directors will uphold the necessary alignment and the continuity of our Company’s project into a new era. I am absolutely convinced that William Matos will continue to lead Vitru with the same endeavor, discipline and determination demonstrated by his pioneering vision at UniCesumar, which I believe was fundamental for developing of the brand and value creation since the beginning of its distance learning business until the business combination with Vitru.”

Pedro Graça said: “I am very proud of what has been built over the last few years together with the team, in which we expanded Uniasselvi throughout Brazil, created Vitru, executed a successful IPO on NASDAQ in 2020 and advanced to the business combination process of UniCesumar, turning Vitru into the leading company in the distance learning higher education sector in Brazil.”

William Matos said: “I am very confident in our ability, through Vitru, to maintain and expand the legacy of UniCesumar as well as that of Uniasselvi, two institutions built with an absolute focus on academic quality, delivering a differentiated teaching experience to our hundreds of thousands of students across the country.”

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors.

Contact:

Maria Carolina F. Gonçalves, IR

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/